UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AXIS CAPITAL HOLDINGS LIMITED
(Name of Issuer)
Common Shares, par value $0.0125 per share
(Title of Class of Securities)
G0692 U109
(CUSIP Number)

Jacqueline Giammarco
Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
(203) 862-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 25, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0692 U109

1.	Name of Reporting Person T-VIII PubOpps LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,777,806
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,777,806
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,777,806
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%*
14.	Type of Reporting Person PN

*	The calculation of the percentages herein are based on 84,306,657 common shares outstanding as of July 24, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed July 28, 2020.

CUSIP No. G0692 U109

1.	Name of Reporting Person T-VIII PubOpps GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,777,806
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,777,806
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,777,806
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person OO

CUSIP No. G0692 U109

1.	Name of Reporting Person Trident VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,777,806
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,777,806
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,777,806
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person PN

CUSIP No. G0692 U109

1.	Name of Reporting Person Trident Capital VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,777,806
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 6,777,806
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,777,806
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person PN

CUSIP No. G0692 U109

1.	Name of Reporting Person Stone Point Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 6,777,806
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,777,806
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person OO

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D is being filed jointly by T-VIII PubOpps LP (“T8”), T-VIII PubOpps GP LLC (“T8 GP”), Trident VIII, L.P. (“Trident VIII”), Trident Capital VIII, L.P. (“Trident VIII GP”) (collectively, the “Stone Point Partnerships”) and Stone Point Capital LLC (“Stone Point” and, together with the Stone Point Partnerships, the “Reporting Persons”) with respect to the common shares, par value $0.0125 per share (“Common Shares”), of AXIS Capital Holdings Limited, a Bermuda company (the “Issuer” or the “Company”), having its principal executive offices at 92 Pitts Bay Road, Pembroke, Bermuda HM 08.

This Amendment No. 1 hereby amends the statement of beneficial ownership on Schedule 13D (the “Initial Schedule 13D”) filed on August 20, 2020 (together with this Amendment No. 1, this “Schedule 13D/A”). Except as specifically amended by this Amendment No. 1, the Initial Schedule 13D remains unchanged. Capitalized terms used but not defined herein shall have the respective meanings defined in the Initial Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a) through (c) are hereby amended and restated in their entirety to read as follows:

(a), (b) The following disclosure assumes that there are 84,306,657 Common Shares outstanding as of July 24, 2020.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of the following Reporting Persons may be deemed to beneficially own an aggregate of 6,777,806 Common Shares held by or held for T8, representing approximately 8.0% of the Common Shares outstanding:

(i)	T8 GP, in its capacity as sole general partner of T8;
(ii)	Trident VIII, in its capacity as the managing member of T8 GP;
(iii)	Trident VIII GP, in its capacity as sole general partner of Trident VIII; and
(iv)	Stone Point, in its capacity as the investment manager of T8.

As further described above in Item 2, pursuant to certain management agreements, Stone Point has been delegated authority by Trident VIII GP (as the sole general partner of Trident VIII) to exercise shared voting rights with respect to the aggregate of 6,777,806 Common Shares on behalf of Trident VIII, but Stone Point does not have any power with respect to disposition of Common Shares held by or held for Trident VIII. Mr. Davis directly holds 42,120 Common Shares, and the Reporting Persons disclaim beneficial ownership over such shares.

Each of the single member limited liability companies (and the related individuals) that is a general partner of Trident VIII GP has disclaimed beneficial ownership of the Common Shares that are, or may be deemed to be, beneficially owned by Trident VIII and Trident VIII GP (the “Partnerships”). The individual members of Stone Point and shareholders of T8 GP each has also disclaimed beneficial ownership of the Common Shares that are, or may be deemed to be, beneficially owned by the Partnerships. This report shall not be construed as an admission that such persons are the beneficial owners of Common Shares for any purpose.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Schedule I of the Initial Schedule 13D in respect of such Reporting Person, has effected any transactions in Common Shares since the Initial Schedule 13D, other than as described below.  The following table sets forth the foregoing purchases totaling 1,075,142 Common Shares by T8, all on the open market:

Date of Transaction	Quantity of Common Shares(1)	Price per Share(2)	Range of Prices Per Share(1)
08/20/2020	300,000	$45.58	$45.24 to $45.71
08/21/2020	250,000	$45.00	$44.77 to $45.25
08/24/2020	61,415	$45.71	$45.49 to $45.75
08/25/2020	388,170	$45.64	$45.13 to $45.75
08/26/2020	75,557	$45.34	$44.75 to $45.50

(1)	Upon request by the staff of the U.S. Securities and Exchange Commission (the “SEC”), full information regarding the number of shares purchased at each separate price will be provided.

(2)	Represents the weighted average price for shares purchased in multiple transactions.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

A.	Joint Filing Agreement, dated August 20, 2020 (incorporated by reference to Exhibit A to the Schedule 13D filed August 20, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2020	T-VIII PUBOPPS LP

	By:	T-VIII PubOpps GP LLC, its sole general partner
	By:	Trident VIII, L.P., its managing member
	By:	Trident Capital VIII, L.P., its sole general partner
	By:	DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

T-VIII PUBOPPS GP LLC

	By:	Trident VIII, L.P., its managing member
	By:	Trident Capital VIII, L.P., its sole general partner
	By:	DW Trident GP, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT VIII, L.P.

By:	Trident Capital VIII, L.P., its sole general partner
By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name:	Jacqueline Giammarco
Title:	Vice President

TRIDENT CAPITAL VIII, L.P.

By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name:	Jacqueline Giammarco
Title:	Vice President

STONE POINT CAPITAL LLC

By:	/s/ Jacqueline Giammarco
Name:	Jacqueline Giammarco
Title:	Chief Compliance Officer